EXHIBIT (a)(5)(C)

Quest Diagnostics Commences Tender Offer for Acquisition of Celera

MADISON, NJ, March 28, 2011 — Quest Diagnostics Incorporated (NYSE: DGX), the world’s leading provider of diagnostic testing, information and services, announced today it has commenced a tender offer through its wholly owned subsidiary, Spark Acquisition Corporation, for all of the outstanding shares of common stock (the “Shares”) of Celera Corporation (NASDAQ: CRA), one of the world’s pioneers in genetic diagnostics discovery and development for $8.00 per share in cash, without interest and less any required withholding taxes.

The tender offer is being made pursuant to an Offer to Purchase, dated March 28, 2011, and in connection with the previously announced Agreement and Plan of Merger, dated March 17, 2011, by and among Quest Diagnostics, Spark Acquisition Corporation and Celera.

The tender offer will expire on April 25, 2011, at 5:00 p.m. New York City time, unless extended in accordance with the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. Any extension of the tender offer will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date.

The tender offer is subject to customary conditions, including the tender of a majority of the outstanding Shares (calculated on a fully-diluted basis), as well as the receipt of certain regulatory approvals and other closing conditions. The board of directors of each of Quest Diagnostics and Celera have approved the transaction.

Today, Quest Diagnostics will file with the SEC a tender offer statement on Schedule TO, setting forth in detail the terms of the tender offer. Celera will file today with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Celera’s board of directors that Celera stockholders accept the tender offer and tender their Shares pursuant to the offer.

The Depositary for the tender offer is Computershare Trust Company, N.A. The Information Agent for the tender offer is D.F. King & Co., Inc. The Dealer Manager for the tender offer is Morgan Stanley & Co. Incorporated. The tender offer materials may be obtained at no charge by downloading them from the SEC’s website at http://www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900. A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 will be made available to all stockholders of Celera free of charge at http://www.celera.com.

ABOUT QUEST DIAGNOSTICS:
Quest Diagnostics is the world’s leading provider of diagnostic testing, information and services that patients and doctors need to make better healthcare decisions. Quest Diagnostics offers the broadest access to diagnostic testing services through its network of laboratories and patient service centers, and provides interpretive consultation through its extensive medical and scientific staff. Quest Diagnostics is a pioneer in developing innovative diagnostic tests and advanced healthcare information technology solutions that help improve patient care. More information is available at: http://www.QuestDiagnostics.com.

LEGAL NOTICES AND DISCLAIMERS:
This release is for informational purposes only. It does not constitute an offer to purchase shares of Celera or a solicitation/recommendation under the rules and regulations of the SEC. Quest Diagnostics is filing with the SEC a Tender Offer Statement on Schedule TO and Celera is filing a Solicitation/Recommendation Statement on Schedule 14D-9. These documents contain important information and shareholders of Celera are advised to carefully read these documents before making any decision with respect to the cash tender offer. These documents will be available at no charge on the SEC’s website at http://www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900. A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 will be made available to all stockholders of Celera free of charge at http://www.celera.com.

CONTACTS:

Investor related questions, via the Information Agent for the tender offer:
D.F. King & Co., Inc.	Banks and Brokers: 212-269-5550
Stockholders and All Others: 1-800-347-4250

Media and related inquiries:
Gary Samuels – Quest Diagnostics	973-520-2800